FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC
ISSUANCE OF SENIOR NOTES

On 8 March 2016, HSBC Holdings plc issued US$1,000,000,000 Floating Rate Senior Unsecured Notes due 2021, US$3,000,000,000 3.400% Senior Unsecured Notes due 2021, and US$3,000,000,000 4.300% Senior Unsecured Notes due 2026 pursuant to its Senior indenture dated 26 August 2009 and its supplemental indenture dated 8 March 2016 (the 'New Notes').

Application has been made to list the New Notes on the New York Stock Exchange.

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,000 offices in 71 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,410bn at 31 December 2015, HSBC is one of the world's largest banking and financial services organisations.

This announcement does not constitute or form part of any offer for sale or subscription of or solicitation of any offer to buy or subscribe for any securities in the United States. Under the US Securities Act of 1933, as amended, securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and its management, as well as financial statements.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                 Date: 08 March 2016